UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)

Twin Mining Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

90169P102

(CUSIP Number)

Tamisuke Matsufuji President and Chief Operating Officer Jipangu Inc. 3-6-9 Kita-Shinagawa Shinagawa-Ku Tokyo, 140-0001 Japan 011-(81) 3-3474-3611

(Name, Addresss and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2006

(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

CUSIP NO. 90169P102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jipangu Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 36,000,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 36,000,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON CO

The Schedule 13D report filed by the reporting person on December 21, 2005 (the “Schedule 13D”) is amended as follows:

Item 4. Purpose of Transaction

Jipangu Inc. (“Jipangu”) has advised Twin Mining Corporation (the “Issuer”) in writing that it has elected not to proceed with the further Cdn.$8,780,000 private placement. Accordingly, the letter of intent between Jipangu and the Issuer has terminated.

At the request of Jipangu, the Issuer has agreed to include Mr. Nobuo Nakazawa in the slate of directors to be elected at the Issuer’s next annual meeting of shareholders. Mr. Nakazawa currently acts as a senior executive advisor to Jipangu. Mr. Nakazawa has had a distinguished career in finance including serving as President and CEO of Mitsubishi Securities Co., Ltd. from 1999 to 2003 and Chairman of Kokusai Asset Management Co., Ltd. from 2003 until his retirement in 2005.

Jipangu may, from time to time, consider additional plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s articles of incorporation, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above;

however, except for the matters described above, Jipangu does not currently have any specific plan or proposal which relates to or would result in any of the foregoing.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED as of March 17, 2006

JIPANGU INC. By: /s/ Kazunori Yoshimura Kazunori Yoshimura Secretary